SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

Commission File Number: 0-25312

NOTIFICATION OF LATE FILING

(Check One):     [✓] Form 10-K                 [  ] Form 11-K  [  ] Form 20-F               [  ] Form 10-Q  [  ] Form N-SAR

         For Period Ended: July 31, 2005

[  ] Transition Report on Form 10-K
[  ] Transition Report on Form 20-F
[  ] Transition Report on Form 11-K
[  ] Transition Report on Form 10-Q
[  ] Transition Report on Form N-SAR
For the Transition Period Ended: For the fiscal year ended October 31, 2005

Read attached instruction (on back page) sheet before preparing form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information Contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I
REGISTRANT INFORMATION

Startech Environmental Corporation

Full Name of Registrant

Former Name if Applicable

15 Old Danbury Road, Suite 203

Address of Principal Executive Office (Street and Number)

Wilton, CT 06897

City, State and Zip Code

PART II
RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

[✓]	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[✓]	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail why the Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

The Registrant intended to file its Form 10-K within 90 days of the end of the fiscal year ended October 31, 2005. However, due to unanticipated delays, the review by the Registrant’s independent public accountants could not be completed within the anticipated time period without unreasonable expense and effort. The Registrant represents that its Form 10-K will be filed within the period specified by Rule 12b-25(b)(ii).

PART IV
OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
       Peter J. Scanlon                             203                                 762-2499

(Name)   (Area Code)  (Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

[✓] Yes       [  ] No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[  ] Yes       [✓] No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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Startech Environmental Corporation

(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

COMPANY NAME CORPORATION

Date: January 30, 2006	By:	/s/ Peter J. Scanlon
Peter J. Scanlon
Title: Chief Financial Officer, Treasurer and Secretary

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

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